575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL (INVESTOR RELATIONS) or JASON WEBER

NEWS RELEASE

Kiska Targetting 37,000 Metres of Drilling in 2011

KSK 11-03

Vancouver, BC – March 3, 2011: Kiska Metals Corporation (“Kiska or the Company”) reports that the first phase of a 31,000-metre drill program will commence March 5, 2011 at the 100% owned Whistler Project near Anchorage, Alaska. The objective of the 2011 Whistler program is to delineate the four early-stage gold-copper porphyry discoveries (Island Mountain, Raintree West, Raintree East and Rainmaker) identified to-date. In addition, exploration will focus on the discovery of new gold-copper porphyry deposits in the Whistler Orbit through grid-based drill testing of high priority areas as outlined by geophysics, geology and reconnaissance drill holes. Kiska is also planning to drill test two properties in the Quesnel Trough region of north-central British Columbia in 2011. A minimum of 5,900 metres of drilling is planned at the wholly-owned Kliyul and Redton copper-gold porphyry projects this summer.

The 2011 Whistler Program

The first phase of exploration will be conducted through March and April at the Whistler Project and will start in the Whistler Orbit (an approximate 5 kilometre radius centred on the Whistler Deposit), which encompasses the Raintree West, Raintree East and Rainmaker discoveries. Drilling will commence at the Raintree West target and will consist of systematic step out drill holes north of the discovery section, where evidence suggests a strengthening porphyry system. Previous drilling has intersected gold, silver, copper, lead and zinc mineralization over large intervals including a 2010 hole, WH10-24, which intercepted 83.0 metres grading 1.2 g/t gold, 11.8 g/t silver, 0.06% copper, 0.53% lead and 1.08% zinc. Raintree West lies 1.5 kilometres east of Kiska’s multi-million ounce Whistler gold-copper resource.

Concurrent with the Raintree West drilling, a grid-based drill program will test prospective areas of the Whistler Orbit with shallow holes to obtain geological information and locate areas of strong alteration and/or mineralization beneath the thin layer of overburden. Up to 50 holes will test geophysical targets derived from magnetics and Induced Polarization (IP) data generated from a 3D IP survey conducted in 2009.  Results of this shallow drilling will guide further drilling with the larger drill capable of testing targets to greater depths. A second rig will be mobilized in May to follow up on targets generated from the shallow drilling campaign and to expand on known mineralization. A total of 20,000 metres of drilling will be completed in the Whistler Orbit in 2011.

Exploration at the Island Mountain prospect will also be conducted in two phases. The exploration program will start with a detailed airborne magnetic geophysical survey in April to help refine drill targets and highlight new target areas in preparation for drilling slated to start in June. This work will follow up the successes of 2010 drilling including drill hole IM10-013 which intersected a 114.9 metre interval averaging 1.25 g/t gold, 4.0 g/t silver and 0.23% copper, beginning at a depth of 50.1 metres. This interval was contained within a much larger drill intercept of 362.0 metres averaging 0.56 g/t gold, 2.0 g/t silver, and 0.11% copper beginning at a depth of 42.0 metres. Detailed mapping and surface sampling has identified several new breccia outcrops that extend over a minimum 700 metre-long trend approximately 450 metres in width and open in all directions.

Two drill rigs will be mobilized to complete 11,000 metres of drilling at Island Mountain. One drill will be dedicated to expanding on a section-by-section basis mineralized zones identified in 2010. The second drill will focus on step out drilling to expand Island Mountain mineralization, to conduct reconnaissance drill testing of early stage surface and geochemical targets defined in 2010 as well as additional targets elsewhere on the property such as Muddy Creek, a gold target where 150 rock samples averaged 4.72 g/t gold over an irregular 3.2 km by 3.3 km area.

“With the launch of the 2011 exploration efforts at Whistler, we have designed a large program to build upon our porphyry discoveries at Island Mountain, Raintree West, Raintree East and Rainmaker in this new gold-copper district in Alaska,” stated Jason Weber, P.Geo., President and Chief Executive Officer of Kiska Metals. “Whistler is a very large property with as many as 20 additional targets that have yet to be adequately tested by drilling. In the 2011 program, our shallow grid-based drilling program will provide us with a cost effective method to rapidly assess and prioritize these targets and make new porphyry discoveries in the overburden-covered areas surrounding the Whistler Deposit. We feel strongly that this program has the potential to add tremendous value to the project for our shareholders.”

British Columbian Porphyry Targets

In addition to the exploration program at Whistler, Kiska will be exploring two copper-gold porphyry targets in British Columbia in 2011. The properties, Kliyul and Redton, are both located within the Quesnel Trough region of the province, an area in which Kiska is one of the largest land holders. Kliyul is a 45.3 sq km property located 5 km south of the Omineca mining access road and power-line, and 60 kilometres southwest of Northgate Mineral’s Kemess South mine (1998 to 2007 production of 161 million tonnes at 0.228% copper and 0.711 g/t gold).

Kiska’s predecessor, Geoinformatics, drilled two deep holes targeting a magnetic high anomaly at Kliyul. The best intercept returned an interval of 217.8 metres of 0.23% copper and 0.52 g/t gold from a depth of 22.0 metres. This interval included 0.30% copper and 0.81 g/t gold over the bottom 131.8 metres. This hole was drilled to a depth of 325.4 metres and ended in mineralization with the last two samples averaging 0.31% copper and 1.30 g/t gold over 4.4 metres. The second hole returned a number of shorter intervals of a similar tenor of mineralization highlighted by 24 metres of 0.20% copper and 0.44 g/t gold, 32 metres of 0.21% copper and 0.62 g/t gold and 20 metres of 0.14% copper and 1.21 g/t gold. This compares favourably with the grade of significant porphyry deposits in the Quesnel Trough. Exploration will consist of mapping, geochemical surveys, reconnaissance IP geophysics and 2,700 metres of drilling.

The Redton Project consists of over 700 sq. km of mineral exploration claims located approximately 70 km west of the Mt. Milligan copper-gold project and immediately adjacent to Serengeti Resources’ recent Kwanika copper-gold discovery.  Currently, there are two highlighted target areas on the property, the Falcon and Red Zone porphyry prospects. Exploration, including 3,200 metres of drilling, will focus on these targets. Regional property work will investigate the numerous existing geochemical and geophysical targets. A 2006 hole at the Red Zone returned 167 metres grading 0.31% copper, 0.08 g/t gold and 2.48 g/t silver. Drilling in 2007 and 2008 at Falcon returned long mineralized intersections including 345 metres of 0.06% MoS2 and 144 metres of 0.09% MoS2.

Qualified Person Statement

The content of this release has been reviewed by Mr. Mark Baknes, M.Sc., P. Geo., VP Exploration of Kiska Metals. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.